

THE ONE IN YOUR POCKET
Got it?
There is no wealth like knowledge, and no poverty like ignorance.
Call The ONE.com

# Ben Steenstra · 3rd

Creative missionair at calltheONE.com

Amsterdam Area, Netherlands · 500+ connections · Contact info

**Calltheone.com**

**veenlanden college**

## Featured



Call The ONE·com

**CallTheONE explained**
YouTube



CALL THE ONE
Search for the ONE
INSTANT CONTACT WITH AN EXPERT VIA LIVE VIDEO
WE'RE THE ONES

**calltheone.com**

WE’RE THEONE’S
We’re always available. We’re coaches, plumb

## Experience



### Creative missionair

Calltheone.com

Jan 2018 – Present · 2 yrs 7 mos

Amstelveen

WE'RE THE ONES and we are everywhere.

We believe in ONE world where every ONE is connected and willing to share. Because every ONE can be of value for another. That's why we're always available via live video interaction.

We're coaches, plumbers, location scouts, professional advisors and much more. We're here for you. We are the community of tomorrow. The new standard, helping you out.

You know more than you know. So soon you can start sharing your expertise or skills ...see mor



### Creative Missionary

Mindd

Jan 2014 – Present · 6 yrs 7 mos

Amstelveen

We create concepts, campaigns, apps, sites, designs and events from start to finish and beyond. With passion for communication and motivation we not only help you and your company to determine the right strategy, we also take control of the swift execution. Check ou a selection of our work here...         ...see mor



### Creative missionary

Lookalong

Dec 2016 – Jan 2018 · 1 yr 2 mos

Lookalong is an online platform where you will find people with the skills you need. From coach to cook and from travel guide to linguist. All you have to do is search and start an instant video call. And the best is: you pay by the minute!

        ...see mor

### Creative entrepreneur

Ben&Breakfast

2012 – Dec 2013 · 1 yr

Amsterdam Area, Netherlands

Supporting businesses, entrepreneurs and individuals with personal and business challenges.

### Co-founder - Partner

EcoWizer

Aug 2010 – Apr 2012 · 1 yr 9 mos

Budapest, Amsterdam

Reduce costs with no investment. Learn how you can save money and limit your impact on the environment. Improve your internal and external image through communication and PR.

Show 4 more experiences ⌄

## Education

### veenlanden college

1985 – 1990



### Mediacollege Amsterdam

1990 – 1990

Activities and Societies: Hockey, Tennis, Running, Squash

## Volunteer Experience

### Chairman

Proudly Open Minded

Jan 2002 – Present  · 18 yrs 7 mos

Education

Proudly Open Minded is an Quince initiative to inspire people to take care for the less fortunate in our world in their own way. We initiate, finance or support small private projects and share these experiences and results as an inspiration for the rest of the world. We are proving that sometimes little effort of an individual can make great changes in people lives.



